Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter Ended March 31, 2020 Financial Results

BEIJING, June 1, 2020 /PRNewswire/ — Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights1

•	Net Revenues in the first quarter of 2020 were RMB1,546.6 million ($218.4 million), in line with the Company’s guidance.

•

Online Marketplace and Others Revenues in the first quarter of 2020 were RMB309.9 million ($43.8 million), which contributed to 20% of total revenues, compared to 15% in the corresponding period of 2019. Data Products in the online marketplace and other business achieved revenue growth of over 80% year-over-year in the first quarter of 2020.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We kicked off 2020 with a solid first quarter, reporting revenue of RMB1.55 billion. During the quarter, we witnessed an increasing demand for online marketing services as automakers and dealers shifted their focus from offline to online channels. To capitalize on this trend, we introduced a suite of data products and tools that enhance the efficiency and effectiveness of online marketing programs for our customers. In addition, we launched the spring virtual auto show, providing access to the event to a much broader consumer audience as well as automobile enthusiasts. These efforts and initiatives result in an increase in the customer base for our data products. With 2020 well underway, I am confident in our ability to maintain our undisputed market leadership given our well-defined long-term strategic plan and sharp focus on delivering value to both our customers and the auto industry.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “In the first quarter, we maintained our sound profit profile with a non-GAAP net margin of 41.8%, despite the unfavorable macroeconomic conditions brought on mainly by the COVID-19 pandemic. Our solid financial performance once again demonstrated the resilience of our core business as well as the strength of our new initiatives and disciplined approach to managing costs. As we fulfill our commitment to maximizing shareholder value, we were pleased to pay our first regular annual dividend to shareholders in April 2020 as scheduled. Going forward, we will continue to expand our footprint in auto-related sectors while enhancing operating efficiency across each of our business lines, all with the ultimate goal of generating sustained long-term value for our shareholders.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.0808 on March 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited First Quarter 2020 Financial Results

Net Revenues

Net revenues in the first quarter of 2020 were RMB1,546.6 million ($218.4 million), compared to RMB 1,611.9 million in the corresponding period of 2019.

•

Media services revenues were RMB566.3 million ($80.0 million), compared to RMB643.2 million in the corresponding period of 2019. The decrease was attributable to the decrease of average revenue per automaker advertiser amid the challenging macroeconomic environment in China related to the COVID-19 pandemic.

•

Leads generation services revenues were RMB670.5 million ($94.7 million), compared to RMB 734.1 million in the corresponding period of 2019. The decrease was primarily due to the decrease in the number of paying dealers under the difficult operating conditions related to the COVID-19 pandemic.

•

Online marketplace and others revenues increased by 32.1% to RMB309.9 million ($43.8 million) from RMB234.6 million in the corresponding period of 2019. The increase was primarily attributable to the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB177.9 million ($25.1 million), compared to RMB184.5 million in the corresponding period of 2019. In addition, cost of revenues included share-based compensation expenses of RMB5.1 million ($0.7 million) during the first quarter of 2020, compared to RMB3.9 million in the corresponding period of 2019.

Operating Expenses

Operating expenses were RMB905.3 million ($127.9 million) in the first quarter of 2020, compared to RMB846.1 million in the corresponding period of 2019.

•

Sales and marketing expenses were RMB524.2 million ($74.0 million) in the first quarter of 2020, compared to RMB509.7 million in the corresponding period of 2019. Sales and marketing expenses for the first quarter of 2020 included share-based compensation expenses of RMB11.0 million ($1.5 million), compared to RMB13.2 million in the corresponding period of 2019.

•

General and administrative expenses were RMB89.2 million ($12.6 million) in the first quarter of 2020, compared to RMB67.8 million in the corresponding period of 2019. General and administrative expenses for the first quarter of 2020 included share-based compensation expenses of RMB18.9 million ($2.7 million), compared to RMB14.9 million in the corresponding period of 2019.

•

Product development expenses were RMB291.9 million ($41.2 million) in the first quarter of 2020, compared to RMB268.6 million in the corresponding period of 2019. Product development expenses for the first quarter of 2020 included share-based compensation expenses of RMB22.9 million ($3.2 million), compared to RMB21.2 million in the corresponding period of 2019.

Operating Profit

Operating profit was RMB585.9 million ($82.7 million) in the first quarter of 2020, compared to RMB657.5 million in the corresponding period of 2019.

Income Tax Expense

Income tax expense was RMB125.5 million ($17.7 million) in the first quarter of 2020, compared to RMB119.5 million in the corresponding period of 2019.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB587.2 million ($82.9 million) in the first quarter of 2020, compared to RMB646.3 million in the corresponding period of 2019. Basic and diluted earnings per share/per ADS or “EPS,” were RMB4.93 ($0.70) and RMB4.91 ($0.69), respectively, compared to basic and diluted EPS of RMB5.47 and RMB5.41, respectively, in the corresponding period of 2019.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB646.2 million ($91.3 million) in the first quarter of 2020, compared to RMB700.6 million in the corresponding period of 2019. Non-GAAP basic and diluted EPS were RMB5.43 ($0.77) and RMB5.40 ($0.76), respectively, compared to non-GAAP basic and diluted EPS of RMB5.93 and RMB5.87, respectively, in the corresponding period of 2019.

Balance Sheet and Cash Flow

As of March 31, 2020, the Company had cash and cash equivalents and short-term investments of RMB13.30 billion ($1,878.4 million). Net cash provided by operating activities in the first quarter of 2020 was RMB498.9 million ($70.5 million).

Employees

The Company had 4,057 employees as of March 31, 2020.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,220.0 million ($313.5 million) to RMB2,320.0 million ($327.6 million) in the second quarter of fiscal year 2020. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change, particularly as a result of uncertainties surrounding the ongoing COVID-19 pandemic.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, June 1, 2020 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563 / 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	97828568#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 7, 2020:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319333411#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	643,235	566,310	79,978
Leads generation services	734,087	670,459	94,687
Online marketplace and others	234,606	309,860	43,761

Total net revenues	1,611,928	1,546,629	218,426

Cost of revenues	(184,454)	(177,862)	(25,119)

Gross profit	1,427,474	1,368,767	193,307

Operating expenses:
Sales and marketing expenses	(509,724)	(524,221)	(74,034)
General and administrative expenses	(67,758)	(89,152)	(12,591)
Product development expenses	(268,573)	(291,938)	(41,230)

Total operating expenses	(846,055)	(905,311)	(127,855)

Other income, net	76,038	122,471	17,296

Operating profit	657,457	585,927	82,748

Interest income	114,221	137,391	19,403
Loss from equity method investments	(1,582)	(1,455)	(205)
Fair value change of other non-current assets	(4,026)	(9,116)	(1,287)

Income before income taxes	766,070	712,747	100,659

Income tax expense	(119,525)	(125,484)	(17,722)

Net income	646,545	587,263	82,937

Net income attributable to noncontrolling interests	(236)	(84)	(12)
Net income attributable to Autohome Inc.	646,309	587,179	82,925

Earnings per share for ordinary shares
Basic	5.47	4.93	0.70
Diluted	5.41	4.91	0.69
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,229,887	119,069,088	119,069,088
Diluted	119,385,615	119,647,226	119,647,226

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	646,309	587,179	82,925
Plus: income tax expense	119,525	125,484	17,722
Plus: depreciation of property and equipment	25,326	32,405	4,576
Plus: amortization of intangible assets	2,917	3,230	456

EBITDA	794,077	748,298	105,679

Plus: share-based compensation expenses	53,187	57,857	8,171

Adjusted EBITDA	847,264	806,155	113,850

Net income attributable to Autohome Inc.	646,309	587,179	82,925
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	161
Plus: share-based compensation expenses	53,187	57,857	8,171

Adjusted net income attributable to Autohome Inc.	700,635	646,175	91,257

Non-GAAP earnings per share for ordinary shares
Basic	5.93	5.43	0.77
Diluted	5.87	5.40	0.76
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,229,887	119,069,088	119,069,088
Diluted	119,385,615	119,647,226	119,647,226

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,988,298	2,024,801	285,957
Short-term investments	10,806,812	11,276,016	1,592,478
Accounts receivable, net	3,231,486	2,953,583	417,126
Amounts due from related parties, current	29,501	16,276	2,299
Prepaid expenses and other current assets	302,285	385,454	54,437

Total current assets	16,358,382	16,656,130	2,352,297

Non-current assets
Restricted cash, non-current	5,200	5,200	734
Property and equipment, net	281,773	297,395	42,000
Goodwill and intangible assets, net	1,532,024	1,529,327	215,982
Long-term investments	71,664	70,209	9,915
Deferred tax assets	27,782	27,782	3,924
Other non-current assets	879,040	1,004,957	141,927

Total non-current assets	2,797,483	2,934,870	414,482

Total assets	19,155,865	19,591,000	2,766,779

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,417,438	2,002,986	282,876
Advance from customers	95,636	84,102	11,877
Deferred revenue	1,370,953	1,463,192	206,642
Income tax payable	45,489	150,253	21,220
Amounts due to related parties	36,387	28,484	4,023
Dividends payable	—	651,121	91,956

Total current liabilities	3,965,903	4,380,138	618,594

Non-current liabilities
Other liabilities	45,534	109,354	15,444
Deferred tax liabilities	538,487	477,090	67,378

Total non-current liabilities	584,021	586,444	82,822

Total liabilities	4,549,924	4,966,582	701,416

Equity
Total Autohome Inc. shareholders’ equity	14,629,097	14,647,490	2,068,621
Noncontrolling interests	(23,156)	(23,072)	(3,258)

Total equity	14,605,941	14,624,418	2,065,363

Total liabilities and equity	19,155,865	19,591,000	2,766,779